SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE
THOMASVILLE, GEORGIA 31757

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits As of December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Plan Benefits For the years ended December 31, 2003, 2002 and 2001	3
Notes to Financial Statements	4-8
Supplemental Schedule
Schedule I: Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) At December 31, 2003	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Flowers Foods, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowers Foods, Inc. 401(k) Retirement Savings Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 25, 2004

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
As of December 31, 2003 and 2002

	December 31,
	2003	2002

Assets
Investments, at fair value
Money market fund	$6,413,556	$4,488,196
Mutual funds	47,373,805	35,257,113
Flowers Foods, Inc. company stock	10,946,588	5,306,065
Notes receivable from participants	2,401,637	1,709,671
Cash	58	4,637

	67,135,644	46,765,682

Contribution receivables
Employer	113,992	173,569
Employee	137,324	206,118
Other	—	23,041

	251,316	402,728

Net assets available for benefits	$67,386,960	$47,168,410

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available For Benefits
For the Years Ended December 31, 2003, 2002 and 2001

	December 31,
	2003	2002	2001
Additions to net assets attributed to
Investment income:
Interest	$142,532	$31,721	$23,706
Dividends	1,200,865	1,247,200	1,264,895
Net participant loan principal repayments	—	103,426	232,414
Net appreciation in fair value of investments	11,961,543	—	—
Realized gain (loss) on sales	863,904	(6,749,776)	640,453

	14,168,844	(5,367,429)	2,161,468
Contributions:
Employer	4,292,388	3,699,263	2,845,007
Employee	6,469,874	4,906,165	4,741,471
Rollovers	424,761	347,069	174,942

Total additions	25,355,867	3,585,068	9,922,888

Deductions from net assets attributed to
Benefit payments	(5,137,317)	(3,348,693)	(3,711,810)
Net depreciation in fair value of investments	—	(2,540,202)	(855,006)

Total deductions	(5,137,317)	(5,888,895)	(4,566,816)

Net increase (decrease) in net assets	20,218,550	(2,303,827)	5,356,072
Net assets available for benefits at beginning of year	47,168,410	49,472,237	44,116,165

Net assets available for benefits at end of year	$67,386,960	$47,168,410	$49,472,237

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
Effective April 1, 1995, Flowers Industries, Inc. and subsidiaries established the Plan. The Plan is a defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On March 26, 2001, the Flowers Industries, Inc. (“FII”) shareholders approved a transaction that resulted in the spin-off of Flowers Foods, Inc. (the “Company”) and the merger of FII with a wholly-owned subsidiary of the Kellogg Company (“Kellogg”). In the transaction, FII transferred the stock of its two wholly-owned subsidiaries, Flowers Bakeries, Inc. (“Flowers Bakeries”) and Mrs. Smith’s Bakeries, Inc. (“Mrs. Smith’s Bakeries”), and all other assets and liabilities directly held by FII (except for its majority interest in Keebler Foods Company (“Keebler”) and certain debt, other liabilities and transaction costs) to the Company. The Company distributed all of its outstanding shares of common stock to existing shareholders such that the Company’s shareholders received one share of the Company’s stock for every five shares of FII’s stock they owned. Additionally, each shareholder received $12.50 for every share of FII’s stock they owned. On March 26, 2001, the Plan owned 210,006 of common stock, which was replaced by approximately 43,801 shares of the Company’s common stock. FII, which consisted solely of its majority interest in Keebler and the aforementioned liabilities, was simultaneously merged with a wholly-owned subsidiary of Kellogg.

On March 26, 2001, Flowers Foods, Inc. assumed the Plan and became the Plan’s sponsor as a result of the transaction mentioned above. Additionally, the Plan’s name changed from Flowers Industries, Inc. 401(k) Retirement Savings Plan to Flowers Foods, Inc. 401(k) Retirement Savings Plan.

On November 1, 2002, the plan administrator and trustee changed to Putnam Investments. The previous plan administrator and trustee were Towers Perrin and State Street Corporation, respectively.

Eligibility for Participation
Prior to April 1, 2001, an employee was eligible to participate in the Plan on the first day of the calendar month following completion of twelve consecutive months of employment during which the employee completed at least 1,000 hours of service. Upon attaining eligibility status, participation in the Plan is voluntary.

Effective April 1, 2001, employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee’s employment with the Company as tracked in the system by “eligibility hours”. Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period. Those employees that had already attained the requisite 90 days of continuous employment at April 1, 2001 were automatically eligible to participate in the Plan.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Contributions Effective January 1, 2002, allowable employee contributions was increased to 100 percent of the participant’s available pay, up to the IRS maximum amounts.

The Company provides matching contributions which generally are equal to 25-50% of the participant’s elective contributions and provides basic contributions for eligible employees of the company at specified locations as described within the plan documents. Basic contribution amounts are typically 2% of an employee’s compensation. Contribution percentages vary based on the Flowers Foods, Inc. subsidiary for which an employee works.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting
Participants vest immediately in their contributions plus allocated earnings thereon. Effective January 1, 2002, the vesting period for the company match on elective contributions was changed from five to three years of service. Basic contributions made by the company for all eligible employees vest after five years of service. This change in the vesting schedule applies only to the company match portion of the plan applicable to the participant’s elective contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Participant Notes Receivable
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses Administrative expenses of the Plan are paid by the Company.

Distribution of Benefits
Upon termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements for the Plan are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition
Plan investments are stated at year-end quoted market prices. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost, which approximates market value.

Purchases and sales of investments including gains or losses are recorded on a trade date basis. Interest and dividend income is recorded when earned.

Contributions Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Distributions Distributions to participants are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits Benefits are recorded when paid.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

3.	Investments

The following table presents the Plan’s investments:

	December 31,
	2003	2002

Investments at Fair Value as Determined by Quoted Market Price
Money market fund
Putnam Stable Value Fund,
6,413,556 and 4,488,196 shares, respectively	$6,413,556	$4,488,196
Mutual funds
American Europacific Growth Fund
25,441 and 0 shares, respectively	768,568	—
Pimco Total Return Fund
1,040,022 and 998,115 shares, respectively	11,138,640	10,649,888
Dodge & Cox Stock Fund
173,901 and 161,626 shares, respectively	19,786,435	14,231,180
George Putnam Fund of Boston
48,584 and 2,020 shares, respectively	824,960	29,891
Putnam Voyager Fund
880,001 and 801,849 shares, respectively	13,948,020	10,191,498
Putnam Asset Allocation — Growth Portfolio
0 and 2,594 shares, respectively	—	20,542
Putnam Asset Allocation — Balanced Portfolio
0 and 1,937 shares, respectively	—	16,195
Putnam Asset Allocation — Conservative Portfolio
0 and 1,194 shares, respectively	—	9,482
Putnam S&P Index Fund
32,656 and 4,749 shares, respectively	907,182	102,764
Putnam International Growth Fund
0 and 346 shares, respectively	—	5,673
Cash account	58	4,637
Participant notes receivable	2,401,637	1,709,671
Flowers Foods, Inc. common stock
424,286 and 271,966 shares, respectively	10,946,588	5,306,065

	$67,135,644	$46,765,682

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

At December 31, 2003, the following investments represented five percent or more of the Plan’s net assets: Flowers Foods, Inc. Common Stock, Pimco Total Return Fund, Dodge & Cox Stock Fund, Putnam Voyager Fund and Putnam Stable Value Fund.

4.	Related Party Transactions

At December 31, 2003 and 2002, the Plan holds 424,286 and 407,949 shares of Flowers Foods, Inc. common stock, adjusted for stock splits, with a market value of $10,946,588 and $5,306,065, respectively.

5.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

6.	Forfeitures

Company contributions forfeited by persons whose employment with the Company terminated prior to vesting are $969,121 and $165,904 at December 31, 2003 and 2002, respectively. Forfeited contributions are used to reduce future Company contributions.

7.	Income Tax Status

The Internal Revenue Service has issued a determination letter dated August 27, 2003, which indicates that the Plan is designed in accordance with the requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	Party-in-Interest Transactions

Certain Plan investments are shares of money market funds or mutual funds managed by Putnam Investments and are shares of Flowers Foods, Inc. common stock. Putnam Investments is the trustee as defined by the Plan and Flowers Foods, Inc. is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Flowers Foods, Inc. 401(k) Retirement Savings Plan Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2003 (EIN No. 58-2582379/Plan Number 004)	Schedule I

		(c) Description of	(e) Current
(a) Party in Interest	(b) Identity of Issue	Investment	Value
*	Putnam Stable Value Fund	Cash equivalent	$6,413,556
	American Europacific Growth Fund	Mutual Fund	768,568
	Pimco Total Return Fund	Mutual Fund	11,138,640
	Dodge & Cox Stock Fund	Mutual Fund	19,786,435
*	The George Putnam Fund of Boston	Mutual Fund	824,960
*	Putnam Voyager Fund	Mutual Fund	13,948,020
	S & P 500 Index Fund	Mutual Fund	907,182
*	Flowers Foods, Inc.	Common Stock	10,946,588
	Notes receivable from participants	Notes, with interest
		rates between 9.75% and 10.50%	2,401,637
	Cash account	Cash	58

			$67,135,644

* See note 8

See Accompanying Report of Registered Public Accounting Firm

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)
RETIREMENT SAVINGS PLAN

Date: June 28, 2004	By:	/s/ Donald A. Thriffiley, Jr. Donald A. Thriffiley, Jr. Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP